UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 2, 2017

CINCINNATI BELL INC.
(Exact Name of Registrant as Specified in its Charter)

Ohio	001-8519	31-1056105
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

221 East Fourth Street
Cincinnati, OH 45202
(Address of Principal Executive Office)

(513) 397-9900
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Securities Act. ☐

ITEM 1.01–ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

Credit Agreement

On October 2, 2017 (the “Closing Date”), Cincinnati Bell Inc. (the “Company”) entered into a new Credit Agreement (the “Credit Agreement”), by and among the Company, the guarantors party thereto, the lenders party thereto, PNC Bank, National Association, as a swingline lender, and Morgan Stanley Senior Funding, Inc., as administrative agent (the “Administrative Agent”), collateral agent, a swingline lender and a letter of credit issuer.  The Credit Agreement provides for (i) a five-year $200 million senior secured revolving credit facility (including both a letter of credit subfacility of up to $30 million and a swingline loan subfacility of up to $25 million) (the “Revolving Credit Facility”) and (ii) a seven-year $600 million senior secured term loan facility (the “Term Loan Facility” and, together with the Revolving Credit Facility, the “Credit Facilities”).

                       The proceeds of loans under the Term Loan Facility will be used, together with cash on hand of the Company, to (i) refinance the Company’s existing credit facilities, (ii) fund the purchase price for the acquisition of OnX Holdings LLC, a Delaware limited liability company (“OnX”), and pay costs and expenses incurred in connection therewith, (iii) fund in part the cash portion of the consideration for the previously announced merger with Hawaiian Telcom Holdco, Inc., a Delaware corporation (“Hawaiian Telcom”) and pay costs and expenses incurred in connection therewith and (iv) fund working capital and other general corporate purposes.  The Revolving Credit Facility is undrawn as of the Closing Date.

Borrowings under the Credit Facilities will bear interest, at the Company’s option, at a rate per annum determined by reference to either the London Interbank Offered Rate (“LIBOR”) or an adjusted base rate, in each case plus an applicable margin.  In the case of the Term Loan Facility, the adjusted base rate and LIBOR will not, in any event, be less than 2.00% and 1.00%, respectively.  The applicable margin for the Credit Facilities with respect to LIBOR borrowings will be 3.75% and, with respect to adjusted base rate borrowings, will be 2.75%.  In addition, the Company will be required to pay a commitment fee on any unused portion of the Revolving Credit Facility at a rate of 0.50% per annum, or, if the consolidated total leverage ratio of the Company and its restricted subsidiaries is equal to or less than 3.25 to 1.00, 0.375% per annum.  The Company will also pay customary letter of credit fees, including a fronting fee equal to 0.125% per annum of the dollar equivalent of the maximum amount available to be drawn under all outstanding letters of credit, as well as customary issuance and administration fees.

The obligations under the Credit Facilities are obligations of the Company and are (i) guaranteed by each existing and future direct or indirect material restricted subsidiary of the Company, subject to certain exceptions and (ii) secured by substantially all of the assets of the Company and the subsidiary guarantors, subject to certain exceptions.

Under the Credit Facilities, the Company may incur incremental term loan indebtedness or incremental equivalent indebtedness in an amount up to $350 million (the “HCOM Incremental Amount”) in connection with the Company’s consummation of the merger with Hawaiian Telcom.  The Company may use the HCOM Incremental Amount to (i) refinance the existing indebtedness of Hawaiian Telcom, (ii) fund in part the cash portion of the merger consideration for the previously announced merger with Hawaiian Telcom and (iii) pay fees and expenses incurred in connection with the foregoing.

The Revolving Credit Facility will require maintenance of a maximum consolidated secured leverage ratio of 3.50 to 1.00 and a minimum consolidated interest coverage ratio of 1.50 to 1.00.  The Company may voluntarily repay and reborrow outstanding loans under the Revolving Credit Facility at any time without a premium or a penalty, other than customary “breakage” costs with respect to LIBOR revolving loans.

The Term Loan Facility is subject to a 1.00% prepayment premium for any amounts repaid in connection with a “repricing transaction” until the date that is 180 days after the earliest of (i) the closing of the Hawaiian Telcom merger, (ii) the deposit of the HCOM Incremental Amount into escrow in accordance with the terms and conditions of the Credit Agreement or (iii) the termination of the merger with Hawaiian Telcom.  Borrowings under the Term Loan Facility will amortize in equal quarterly installments at a rate of 1.00% per annum, with the balance due upon maturity of the Term Loan Facility.

In addition to and separate from the HCOM Incremental Amount, the Company may, subject to the terms and conditions of the Credit Agreement, incur incremental term loans under the Term Loan Facility and/or increase the commitments under the Revolving Credit Facility in an aggregate amount of up to (i) $200 million plus (ii) an unlimited amount, so long as, on a pro forma basis, after giving effect to any such incremental term loans or increases in commitments, its consolidated secured leverage ratio would not exceed 1.80 to 1.00, pursuant to an uncommitted incremental facility.  This uncommitted incremental facility may be increased by an additional $150 million to finance certain acquisitions and investments permitted under the Credit Agreement.

The Credit Agreement contains customary representations and warranties and affirmative covenants.  The Credit Agreement contains negative covenants that, subject to certain exceptions, qualifications and baskets, limit the ability of the Company and its restricted subsidiaries to, among other things, incur indebtedness; incur liens; make asset sales; merge, consolidate or undertake certain other fundamental changes; make restricted payments in respect of equity interests and make investments; undertake transactions with affiliates; enter into restrictions on liens and other restrictive agreements; and make changes in fiscal year.  The Credit Agreement also contains customary events of default, including non-payment of principal, interest, fees or other amounts, failure to observe or perform any covenant, material inaccuracy of any representation or warranty, default in respect of other material debt of the Company and its restricted subsidiaries, bankruptcy or insolvency, the entry against the Company or any of its restricted subsidiaries of one or more material judgments, the occurrence of certain events related to pension plans, impairment of the loan documentation and the occurrence of a change of control.

The foregoing description of the Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Credit Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Supplemental Indenture

On October 2, 2017, the Company’s wholly-owned direct and indirect subsidiaries, Cincinnati Bell Shared Services LLC (“CBSS”), Data Centers South Holdings LLC (“DCSH”) and Twin Acquisition Corp. (“Twin”), and Regions Bank, as trustee, entered into a Third Supplemental Indenture (the “Third Supplemental Indenture”).  The Third Supplemental Indenture supplements that certain indenture dated September 22, 2016 among the Company, the guarantors party thereto and Regions Bank, as trustee (as supplemented, the “7.00% Indenture”) governing the issuance of the Company’s 7.00% Senior Notes due 2024 (the “7.00% Notes”), by adding CBSS, DCSH and Twin as parties to the 7.00% Indenture and as guarantors of the 7.00% Notes.  As CBSS, DCSH and Twin are guarantors party to the Company’s Credit Agreement, in accordance with the Third Supplemental Indenture, CBSS, DCSH and Twin will jointly and severally guarantee, with the existing guarantors party to the 7.00% Indenture, the obligations of the Company with respect to the 7.00% Notes, in accordance with the terms and conditions of the 7.00% Indenture.

The foregoing description of the Third Supplemental Indenture does not purport to be complete and is qualified in its entirety by reference to the full text of the Third Supplemental Indenture, a copy of which is filed as Exhibit 4.1 to this Current Report on Form 8-K and is incorporated herein by reference.

ITEM 1.02–TERMINATION OF A MATERIAL DEFINITIVE AGREEMENT

                        In connection with entering into the Credit Agreement, the Company elected to terminate, effective October 2, 2017, its existing Credit Agreement, dated as of November 20, 2012, by and among the Company, the guarantors party thereto, the lenders party thereto, Morgan Stanley Senior Funding, Inc. as administrative agent and a letter of credit issuer and PNC Bank, National Association, as swingline lender and a letter of credit issuer and repaid all outstanding borrowings thereunder in full.

ITEM 2.01–COMPLETION OF ACQUISITION OR DISPOSITION OF ASSETS

On October 2, 2017, the Company completed its previously announced acquisition of OnX, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, Yankee Acquisition LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company (“OnX Merger Sub”), OnX and MLN Holder Rep LLC, a Delaware limited liability company and solely in its capacity as representative of the Unitholders (the “Representative”).  Pursuant to the Merger Agreement, OnX Merger Sub merged with and into OnX (the “Merger”), with OnX continuing as the surviving company and a wholly-owned subsidiary of the Company.

As a result of the Merger, the Company paid the holders of OnX’s limited liability company interests (the “Unitholders”) aggregate merger consideration of $201 million in cash, on a cash-free, debt-free basis, subject to customary post-closing adjustments.

The foregoing description of the Merger Agreement and the Merger does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.2 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission (the “SEC”) on July 10, 2017 and is incorporated herein by reference.

ITEM 2.03–CREATION OF A DIRECT FINANCIAL OBLIGATION OR AN OBLIGATION UNDER AN OFF-BALANCE SHEET ARRANGEMENT OF A REGISTRANT

The disclosure set forth under Item 1.01 above is incorporated herein by reference.

ITEM 8.01–OTHER EVENTS

On October 2, 2017, the Company issued a press release announcing the completion of the Merger and the entry into the Credit Agreement.  A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

ITEM 9.01–FINANCIAL STATEMENTS AND EXHIBITS

(d)

Exhibit No.	Description
4.1
Third Supplemental Indenture dated as of October 2, 2017 by and among Cincinnati Bell Inc., Cincinnati Bell Shared Services LLC, Data Centers South Holdings LLC, Twin Acquisition Corp. and Regions Bank, as Trustee.

10.1
Credit Agreement, dated as of October 2, 2017, by and among Cincinnati Bell Inc., the Guarantors party thereto, the Lenders party thereto, PNC Bank, National Association, as a Swingline Lender, and Morgan Stanley Senior Funding, Inc., as Administrative Agent, Collateral Agent, a Swingline Lender and an L/C Issuer.

99.1	Press Release, dated October 2, 2017.

NO OFFER OR SOLICITATION

This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed transaction involving the Company and Hawaiian Telcom will be submitted to Hawaiian Telcom’s stockholders for their consideration.  In connection with the proposed transaction, the Company has filed with the SEC a registration statement on Form S-4 on August 17, 2017, as amended on August 30, 2017 (the “Registration Statement”) (which Registration Statement has not yet been declared effective), which includes a prospectus with respect to the Company’s common shares to be issued in the proposed transaction and a proxy statement for Hawaiian Telcom’s stockholders (the “Proxy Statement”), and Hawaiian Telcom will mail the Proxy Statement to its stockholders on or before October 10, 2017 and file other documents regarding the proposed transaction with the SEC. SECURITY HOLDERS ARE URGED AND ADVISED TO READ ALL RELEVANT MATERIALS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE PROXY STATEMENT, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. The Registration Statement, the Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by the Company or Hawaiian Telcom with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders are able to obtain free copies of the Registration Statement and the Proxy Statement from the Company by going to its investor relations page on its corporate web site at www.cincinnatibell.com and from Hawaiian Telcom by going to its investor relations page on its corporate web site at www.hawaiiantel.com.

PARTICIPANTS IN THE SOLICITATION

The Company, Hawaiian Telcom, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction involving the Company and Hawaiian Telcom. Information about the Company’s directors and executive officers is set forth in its definitive proxy statement for its 2017 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2017, and information about Hawaiian Telcom’s directors and executive officers is set forth in its definitive proxy statement for its 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2017, and in the Registration Statement (which Registration Statement has not yet been declared effective), which was filed with the SEC on August 17, 2017.  These documents are available free of charge from the sources indicated above, and from the Company by going to its investor relations page on its corporate web site at www.cincinnatibell.com and from Hawaiian Telcom by going to its investor relations page on its corporate web site at www.hawaiiantel.com.  Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction involving the Company and Hawaiian Telcom will be included in the Registration Statement, the Proxy Statement and other relevant materials the Company and Hawaiian Telcom intend to file with the SEC.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This communication and the documents incorporated by reference herein may contain “forward-looking” statements, as defined in federal securities laws including the Private Securities Litigation Reform Act of 1995, which are based on our current expectations, estimates, forecasts and projections. Statements that are not historical facts, including statements about the beliefs, expectations and future plans and strategies of the Company, are forward-looking statements. Actual results may differ materially from those expressed in any forward-looking statements. The following important factors, among other things, could cause or contribute to actual results being materially and adversely different from those described or implied by such forward-looking statements including, but not limited to: those discussed in this communication; we operate in highly competitive industries, and customers may not continue to purchase products or services, which would result in reduced revenue and loss of market share; we may be unable to grow our revenues and cash flows despite the initiatives we have implemented; failure to anticipate the need for and introduce new products and services or to compete with new technologies may compromise our success in the telecommunications industry; our access lines, which generate a significant portion of our cash flows and profits, are decreasing in number and if we continue to experience access line losses similar to the past several years, our revenues, earnings and cash flows from operations may be adversely impacted; our failure to meet performance standards under our agreements could result in customers terminating their relationships with us or customers being entitled to receive financial compensation, which would lead to reduced revenues and/or increased costs; we generate a substantial portion of our revenue by serving a limited geographic area; a large customer accounts for a significant portion of our revenues and accounts receivable and the loss or significant reduction in business from this customer would cause operating revenues to decline and could negatively impact profitability and cash flows; maintaining our telecommunications networks requires significant capital expenditures, and our inability or failure to maintain our telecommunications networks could have a material impact on our market share and ability to generate revenue; increases in broadband usage may cause network capacity limitations, resulting in service disruptions or reduced capacity for customers; we may be liable for material that content providers distribute on our networks; cyber attacks or other breaches of network or other information technology security could have an adverse effect on our business; natural disasters, terrorists acts or acts of war could cause damage to our infrastructure and result in significant disruptions to our operations; the regulation of our businesses by federal and state authorities may, among other things, place us at a competitive disadvantage, restrict our ability to price our products and services and threaten our operating licenses; we depend on a number of third party providers, and the loss of, or problems with, one or more of these providers may impede our growth or cause us to lose customers; a failure of back-office information technology systems could adversely affect our results of operations and financial condition; if we fail to extend or renegotiate our collective bargaining agreements with our labor union when they expire or if our unionized employees were to engage in a strike or other work stoppage, our business and operating results could be materially harmed; the loss of any of the senior management team or attrition among key sales associates could adversely affect our business, financial condition, results of operations and cash flows; our debt could limit our ability to fund operations, raise additional capital, and fulfill our obligations, which, in turn, would have a material adverse effect on our businesses and prospects generally; our indebtedness imposes significant restrictions on us; we depend on our loans and credit facilities to provide for our short-term financing requirements in excess of amounts generated by operations, and the availability of those funds may be reduced or limited; the servicing of our indebtedness is dependent on our ability to generate cash, which could be impacted by many factors beyond our control; we depend on the receipt of dividends or other intercompany transfers from our subsidiaries and investments; the trading price of our common shares may be volatile, and the value of an investment in our common shares may decline; the uncertain economic environment, including uncertainty in the U.S. and world securities markets, could impact our business and financial condition; our future cash flows could be adversely affected if it is unable to fully realize our deferred tax assets; adverse changes in the value of assets or obligations associated with our employee benefit plans could negatively impact shareowners’ deficit and liquidity; third parties may claim that we are infringing upon their intellectual property, and we could suffer significant litigation or licensing expenses or be prevented from selling products; third parties may infringe upon our intellectual property, and we may expend significant resources enforcing our rights or suffer competitive injury; we could be subject to a significant amount of litigation, which could require us to pay significant damages or settlements; we could incur significant costs resulting from complying with, or potential violations of, environmental, health and human safety laws; the timing and likelihood of completion of our proposed acquisition of Hawaiian Telcom, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transaction that could reduce anticipated benefits or cause the parties to abandon the transaction; the possibility that Hawaiian Telcom’s stockholders may not approve the proposed merger; the possibility that competing offers or acquisition proposals for Hawaiian Telcom will be made; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; the possibility that the expected synergies and value creation from the proposed transaction involving Hawaiian Telcom and the completed transaction involving OnX will not be realized or will not be realized within the expected time period; the risk that the businesses of the Company and Hawaiian Telcom and OnX will not be integrated successfully; disruption from the proposed transaction involving Hawaiian Telcom and the completed transaction involving OnX making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; and the possibility that the proposed transaction involving Hawaiian Telcom does not close, including due to the failure to satisfy the closing conditions and the other risks and uncertainties detailed in our filings, including our Form 10-K, with the SEC as well as Hawaiian Telcom’s filings, including its Form 10-K, with the SEC.

These forward-looking statements are based on information, plans and estimates as of the date hereof and there may be other factors that may cause our actual results to differ materially from these forward-looking statements. We assume no obligation to update the information contained in this communication except as required by applicable law.

EXHIBIT INDEX

Exhibit No.	Description
4.1
Third Supplemental Indenture dated as of October 2, 2017 by and among Cincinnati Bell Inc., Cincinnati Bell Shared Services LLC, Data Centers South Holdings LLC, Twin Acquisition Corp. and Regions Bank, as Trustee.

10.1
Credit Agreement, dated as of October 2, 2017, by and among Cincinnati Bell Inc., the Guarantors party thereto, the Lenders party thereto, PNC Bank, National Association, as a Swingline Lender, and Morgan Stanley Senior Funding, Inc., as Administrative Agent, Collateral Agent, a Swingline Lender and an L/C Issuer.

99.1	Press Release, dated October 2, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CINCINNATI BELL INC.

Date: October 2, 2017	By:	/s/ Christopher J. Wilson
Christopher J. Wilson
Vice President and General Counsel